FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

 For the month of April, 2011

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F	X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes	No	X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
Huaneng Building,
4 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

an announcement on power generation in the first quarter of 2011 of Huaneng Power International, Inc. (the “Registrant”),  made by the Registrant on April 16, 2011.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

(Stock Code: 902)

POWER GENERATION WITHIN CHINA INCREASES 28.77%
IN THE FIRST QUARTER OF 2011

This announcement is made pursuant to Rules 13.09(1) and (2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Huaneng Power International, Inc. (the “Company”) announces its power generation in the first quarter of 2011.

According to the Company’s preliminary statistics, as of 31 March 2011, the Company’s total power generation within China on consolidated basis amounted to 75.431 billion kWh, representing an increase of 28.77% over the same period last year. Accumulated electricity sold amounted to 71.134 billion kWh.

The increase in power generation of the Company was mainly attributable to the following reasons:

1.
grasping the growth trend of the national economy in 2011 and the favourable conditions for substantial increase in the national electricity demand, the Company had expanded various marketing channels and increased power generation; and

2.	Various new generating units of the Company had commenced operation since the second quarter of 2010, thereby increasing the market share.

The power generation and electricity sold by each of the Company’s domestic power plants in the first quarter of 2011 are listed below (in billion kWh):

	Power	Power		Electricity
	generation	generation		sold in
	in the first	in the first		the first
	quarter of	quarter of		quarter of
Domestic Power Plant	2011	2010	Change	2011

Liaoning Province
Dalian	1.629	1.923	-15.29%	1.544
Dandong	0.887	1.011	-12.27%	0.846
Yingkou	2.101	2.381	-11.76%	1.969
Yingkou Co-generation	0.991	0.996	-0.50%	0.925

Inner Mongolia
Huade Wind Power	0.032	–	–	0.032

Hebei Province
Shang’an	3.390	2.776	22.12%	3.198
Kangbao Wind Power	0.0002	–	–	–

Gansu Province
Pingliang	3.205	1.897	68.95%	3.047

Beijing
Beijing Co-generation	1.337	1.399	-4.43%	1.167

Tianjin
Yangliuqing Co-generation	1.910	1.848	3.35%	1.780

Shanxi Province
Yushe	1.230	1.191	3.27%	1.137

	Power	Power			Electricity
	generation	generation			sold in
	in the first	in the first			the first
	quarter of	quarter of			quarter of
Domestic Power Plant	2011	2010		Change	2011

Shandong Province
Dezhou	3.703	3.399		8.94%	3.489
Jining	1.420	1.141		24.45%	1.327
Xindian	0.794	0.879		-9.67%	0.743
Weihai	2.542	0.951		167.30%	2.419
Rizhao Phase II	1.815	1.667		8.88%	1.722
Zhanhua Co-generation	0.500	0.486	*	2.88%	0.457

Henan Province
Qinbei	3.499	3.273		6.90%	3.307

Jiangsu Province
Nantong	2.387	2.116		12.81%	2.286
Nanjing	1.025	1.028		-0.29%	0.967
Taicang	2.687	2.514		6.88%	2.557
Huaiyin	1.861	2.066		-9.92%	1.758
Jinling (Combined-cycle)	0.363	0.293		23.89%	0.354
Jinling (Coal-fired)	3.264	1.363		139.47%	3.110
Qidong Wind Power	0.067	0.069		-2.90%	0.065

Shanghai
Shidongkou First	1.944	1.87		3.96%	1.829
Shidongkou Second	2.036	1.813		12.30%	1.966
Shanghai Combined-cycle	0.223	0.173		28.90%	0.218
Shidongkou Power	1.919	–		–	1.816

Chongqing
Luohuang	4.301	3.801		13.15%	3.999

	Power	Power			Electricity
	generation	generation			sold in
	in the first	in the first			the first
	quarter of	quarter of			quarter of
Domestic Power Plant	2011	2010		Change	2011

Zhejiang Province
Changxing	–	0.434		–	–
Yuhuan	6.147	4.899		25.47%	5.858

Hunan province
Yueyang	2.429	1.896		28.11%	2.290

Jiangxi Province
Jinggangshan	2.636	1.886		39.77%	2.513

Fujian Province
Fuzhou	2.469	1.587		55.58%	2.341

Guangdong Province
Shantou Coal-fired	1.711	1.741		-1.72%	1.599
Haimen	2.364	2.297		2.92%	2.255

Yunnan Province
Diandong Energy	3.005	3.461	*	-13.18%	2.771
Yuwang Energy	1.608	1.335	*	20.45%	1.473

Total	75.431	58.578		28.77%	71.134

*
The figures representing the power generation of Shandong Zhanhua Co-generation, Yunnan Diandong Energy and Yuwang Energy for the first quarter of 2010 were for information only. These figures had not been included in the total figures for the Company’s power generation in the first quarter of 2010.

The accumulated power generation of Tuas Power Limited in Singapore in the first quarter of 2011 accounted for a market share of 25.1% in Singapore, representing an increase of 0.6 percentage point as compared to 24.5% of the same period last year.

By Order of the Board Huaneng Power International, Inc. Gu Biquan Company Secretary

As at the date of this announcement, the directors of the Company are:

Cao Peixi	Liu Jipeng
(Executive Director)	(Independent Non-executive Director)
Huang Long	Yu Ning
(Non-executive Director)	(Independent Non-executive Director)
Wu Dawei	Shao Shiwei
(Non-executive Director)	(Independent Non-executive Director)
Huang Jian	Zheng Jianchao
(Non-executive Director)	(Independent Non-executive Director)
Liu Guoyue	Wu Liansheng
(Executive Director)	(Independent Non-executive Director)
Fan Xiaxia
(Executive Director)
Shan Qunying
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Huang Mingyuan
(Non-executive Director)
Liu Shuyuan
(Non-executive Director)

Beijing, the PRC
16 April 2011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By:	/s/ Gu Biquan
Name:	Gu Biquan
Title:	Company Secretary

Date:    April 18, 2011